UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURES

                      UNDER THE TRUST INDENTURE ACT OF 1939

                                   ----------

                           DELTA FINANCIAL CORPORATION
                               (Name of applicant)

                               1000 Woodbury Road
                            Woodbury, New York 11797
                    (Address of Principal Executive Offices)

                                  ------------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                       AMOUNT
   9 1/2% Senior Secured Notes Due 2004                     $150,000,000

          ------------------------------------------------------------

Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

Name and address of agent for service:           With copies to:
Mr. Marc E. Miller                               Bradley Kulman, Esq.
Delta Financial Corporation                      Stroock & Stroock & Lavan LLP
1000 Woodbury Road                               180 Maiden Lane
Woodbury, New York  11797                        New York, New York  10038-4982

          The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                     GENERAL

1.        GENERAL INFORMATION

          (a) The applicant is a corporation.

          (b) The applicant was organized under the laws of the State of Delaware.

2.        SECURITIES ACT EXEMPTION APPLICABLE

          Delta Financial Corporation ("Delta" or the "Applicant") proposes to issue up to $150,000,000 aggregate principal amount of 9 1/2% Senior Secured Notes due 2004 (the "Secured Notes"), to be issued by Delta under the indenture to be qualified hereby (the "Indenture"), and up to an aggregate of 1,590,000 warrants (the "Warrants") to subscribe for newly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of Delta ("Common Stock") in exchange for the entire aggregate principal amount ($150,000,000) of Delta's outstanding 9 1/2% Senior Notes due 2004 (the "Old Notes"). Subject to the terms and conditions of the Offering Circular (the "Offering Circular") and the related Letter of Transmittal (which, together with the Offering Circular, constitute the "Exchange Offer"), Delta will issue $1,000 principal amount of Secured Notes and 10.6 Warrants for each $1,000 principal amount of Old Notes that are properly tendered and not withdrawn pursuant to the Exchange Offer.

          As the Secured Notes and Warrants are proposed to be offered for exchange by Delta with its existing security holders exclusively and solely for outstanding securities of Delta, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. There have not been, and there will not be, any sales of the Secured Notes, Warrants or any other securities of the same class as the Secured Notes and Warrants by Delta (other than sales pursuant to the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been, or will be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Old Notes.

          Delta has retained The Bank of New York as the "Exchange Agent" and D.F. King & Co., Inc. as the "Information Agent" in connection with the Exchange Offer. The Information Agent and the Exchange Agent will provide to the holders of Old Notes only information otherwise contained in the Offering Circular and general information regarding the mechanics of the Exchange Offer. Delta has agreed to reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith and to indemnify the Exchange Agent and the Information Agent against any losses or claims incurred without gross negligence or willful misconduct on the part of the Exchange Agent and the Information Agent, respectively, in connection with their respective duties as Exchange Agent and Information Agent relating to the Exchange Offer. In addition, Delta will pay remuneration to the Exchange Agent's and the Information Agent's financial, legal, and accounting advisors for the provision of advisory, legal and accounting services, respectively, in connection with the Exchange Offer.

          No holder of the outstanding Old Notes has made or will be requested to make any cash payment to Delta in connection with the Exchange Offer.

                                  AFFILIATIONS

3.        AFFILIATES

          Section 5 of this application sets forth the names and addresses of those security holders of Delta holding 10% or more of Delta's voting securities as of October 17, 2000.

          Delta, directly or indirectly, owns 100% of the voting securities of each of the entities listed below. The names of indirectly owned entities are indented and listed under their direct parent entities.

              Delta Funding Corporation
                   Delta Funding Residual Holding Trust 2000-2
                   DF Special Holdings Corporation
                        Delta Funding Residual Holding Trust 2000-1.
                   DFC Financial of Canada Limited
                        DFC Funding of Canada Limited
                   DFC Funding Corporation
                   Continental Property Management Corp.
              DFC 1999-A Corp.
              DFC 1999-B Corp.
              DFC Holdings-A Corp.
              Fidelity Mortgage Inc.
              DFC Financial Corporation

          With respect to each of the entities listed below, Delta, directly or indirectly, owns 99% of such entity's voting securities:

                   DFC Receivables Company, L.L.C.
                   DFC Servicing Receivable Corp.
                   DFC Servicing Receivable Company, L.L.C.

          Except as set forth in Section 5 of this application, the relationship among Delta and all of its affiliates, including their respective percentage holdings of voting securities, will be unchanged upon the consummation of the Exchange Offer.

                             MANAGEMENT AND CONTROL

4.        DIRECTORS AND EXECUTIVE OFFICERS

          The following table lists the name and address of each director and executive officer of Delta and the office or offices held by each such person.

NAME                       ADDRESS                            OFFICE
-----                      -------                            ------

Sidney A. Miller           c/o Delta Financial Corporation,   Chairman of the
                           1000 Woodbury Road, Woodbury, NY   Board of Directors
                           11797

Hugh Miller                c/o Delta Financial Corporation,   President, Chief
                           1000 Woodbury Road, Woodbury, NY   Executive Officer
                           11797                              and Director

Richard Blass              c/o Delta Financial Corporation,   Executive Vice
                           1000 Woodbury Road, Woodbury, NY   President, Chief
                           11797                              Financial Officer,
                                                              Treasurer and
                                                              Director

Martin D. Payson           c/o Delta Financial Corporation,   Director
                           1000 Woodbury Road, Woodbury, NY
                           11797

Arnold B. Pollard          c/o Delta Financial Corporation,   Director
                           1000 Woodbury Road, Woodbury, NY
                           11797

Margaret Williams          c/o Delta Financial Corporation,   Director
                           1000 Woodbury Road, Woodbury, NY
                           11797

Christopher Donnelly       c/o Delta Financial Corporation,   Executive Vice
                           1000 Woodbury Road, Woodbury, NY   President
                           11797

Randall F. Michaels        c/o Delta Financial Corporation,   Executive Vice
                           1000 Woodbury Road, Woodbury, NY   President
                           11797

Franklin E. Pellegrin, Jr. c/o Delta Financial Corporation,   Executive Vice
                           1000 Woodbury Road, Woodbury, NY   President
                           11797

Marc E. Miller             c/o Delta Financial Corporation,   Senior Vice
                           1000 Woodbury Road, Woodbury, NY   President, General
                           11797                              Counsel and
                                                              Secretary

Lee Miller                 c/o Delta Financial Corporation,   Senior Vice
                           1000 Woodbury Road, Woodbury, NY   President
                           11797


5.        PRINCIPAL OWNERS OF VOTING SECURITIES

          The following table sets forth certain information with respect to the ownership of Delta's voting securities by persons known by Delta to own 10% or more of any class of such voting securities as of October 17, 2000:

                                                                                      PERCENTAGE
                                                                                       OF VOTING
                                               TITLE OF CLASS             AMOUNT      SECURITIES
NAME AND ADDRESS                                   OWNED                  OWNER         OWNED
----------------                               --------------             ------      -----------
Sidney A. Miller
c/o Delta Financial Corporation, 1000
Woodbury Road, Woodbury, NY 11797              Common Stock               4,987,471     31.3% (1)

Hugh Miller
c/o Delta Financial Corporation, 1000
Woodbury Road, Woodbury, NY 11797              Common Stock               5,341,543     33.5% (2)

Marc E. Miller
c/o Delta Financial Corporation, 1000
Woodbury Road, Woodbury, NY 11797              Common Stock               3,782,383     23.8% (3)

Lee Miller
c/o Delta Financial Corporation, 1000
Woodbury Road, Woodbury, NY 11797              Common Stock               3,773,569     23.7% (4)

----------------------------

(1) Includes 20,000 shares of Common Stock subject to currently exercisable options or options exercisable within 60 days.

(2) Includes (i) 3,747,231 shares of Common Stock owned by two grantor retained annuity trusts, of which Hugh Miller is a trustee and has shared voting and investment power, (ii) 12,676 shares of Common Stock over which he has sole voting and investment power for the benefit of two family members under the Uniform Gifts for Minor's Act, and (iii) 80,000 shares of Common Stock subject to currently exercisable options or options exercisable within 60 days.

(3) Includes (i) 3,747,231 shares of Common Stock owned by two grantor retained annuity trusts, of which Marc Miller is a trustee and has shared voting and investment power; (ii) 8,814 shares of Common Stock over which he has sole voting and investment power for the benefit of two family members under the Uniform Gifts for Minor's Act, and (iii) 20,000 shares of Common Stock subject to currently exercisable options or options exercisable within 60 days.

(4) Includes (i) 3,747,231 shares of Common Stock owned by two grantor retained annuity trusts, of which Lee Miller is a trustee and has shared voting and investment power and (ii) 20,000 shares of Common Stock subject to currently exercisable options or options exercisable within 60 days.

                                  UNDERWRITERS

6.        UNDERWRITERS

          (a) The name and complete mailing address of each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the Applicant which are outstanding on the date of filing this application and the title of each class of the securities underwritten are as follows:

           None.

          (b)      None.

                               CAPITAL SECURITIES

7.        CAPITALIZATION

          (a) The debt securities and capital stock of Delta as of October 17, 2000 were as follows:

                                           AMOUNT                 AMOUNT
TITLE OF CLASS                           AUTHORIZED              OUTSTANDING
--------------                           ----------              ------------
Common Stock.......................      49,000,000              15,920,869
Preferred Stock....................       1,000,000                  0
9 1/2% Senior Notes due 2004.......    $150,000,000            $150,000,000
                                       principal amount   principal amount (1)


(1)     Does not include unpaid accrued interest in the amount of $2,375,000.

          (b) Each share of Common Stock entitles its holder to one vote on all matters upon which Delta stockholders are entitled or permitted to vote, including the election of directors. There are no cumulative voting rights. The Common Stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the Common Stock. There currently are no shares of Delta Preferred Stock ("Preferred Stock") outstanding. Delta's Certificate of Incorporation provides that the Delta board of directors may authorize the issuance of one or more series of Preferred Stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the Delta board of directors may determine without any further action by the stockholders of Delta.

                              INDENTURE SECURITIES

8.        ANALYSIS OF INDENTURE PROVISIONS

          The terms of the Secured Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Act"). The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein, and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated herein by reference as part of such analysis. Section references are to the relevant provisions of the Indenture.

          A.   DEFAULT PROVISIONS

          An "Event of Default" occurs if:

                    (i) Delta defaults in the payment when due of interest on the Secured Notes and such default continues for a period of 30 days;

                    (ii) Delta defaults in the payment when due of principal of or premium, if any, on the Secured Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

                    (iii) Delta or any Restricted Subsidiary defaults in the payment of interest or principal under any of the Warehouse Facility (whether due at maturity, by acceleration or otherwise) and such default continues beyond the grace period (if any) provided in the applicable Warehouse Facility;

                    (iv) Delta fails to comply with any of the provisions of
          Section 4.07 (Restricted Payments), 4.09 (Incurrence of Indebtedness And Issuance Of Preferred Stock), 4.11 (Liens), 4.15 (Offer To Repurchase Upon Change Of Control), 4.17 (Residual Receivable Coverage Ratio), 4.18 (Liquidity Maintenance), 4.21 (Leverage Ratio (Total Liabilities)), 4.22 (Leverage Ratio), 4.23 (Net Worth), 4.24 (Cash Escrow Accounts), 4.25 (No Pledge or Sale of Residual Receivables or other Assets After Default or Event of Default), 4.26 (Limitations on Asset Sales), 4.27 (Flow of Residual Receivables) or 5.01 (Limitation On Merger, Etc.) of the Indenture;

                    (v) Delta fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Secured Notes and such failure to observe or perform remains uncured for 30 days after (or, if Delta has failed to notify the Holders of a Default or an Event of Default as required by Section 4.28 of the Indenture, that number of days equal to 30 days minus the number of days during which Delta is in Defualt of its obligation under Section
          4.28 of the Indenture, but in no event less than five (5) days) notice to Delta by the Trustee or the Holders or Beneficial Holders of at least 25% in aggregate principal amount of the Secured Notes then outstanding;

                    (vi) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Delta or any of its Subsidiaries (or the payment of which is guaranteed by Delta or any of its Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness under which there has been a Payment Default or, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more;

                    (vii) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against Delta, any of its Restricted Subsidiaries (other than Continental Property Management Corp.), any Significant Subsidiary or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such undischarged judgments exceeds $5.0 million;

                    (viii) Delta, any of its Restricted Subsidiaries (other than Continental Property Management Corp.), any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

                              (1) commences a voluntary case,

                              (2) consents to the entry of an order for relief
                    against it in an involuntary case,

                              (3) consents to the appointment of a Custodian of
                    it or for all or substantially all of its property, or

                              (4) makes a general assignment for the benefit of
                    its creditors;

                    (ix) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                              (1) is for relief against Delta or any of its
                    Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case,

                              (2) appoints a Custodian of Delta or any of its
                    Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of Delta or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, or

                              (3) orders the liquidation of Delta or any of its
                    Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

                    (x) any Subsidiary Guarantee, Collateral Agreement or Related Agreement shall be held in any judicial proceeding to be invalid or unenforceable or shall cease for any reason to be in full force and effect or Delta or any Subsidiary Guarantor or any Person acting on behalf of Delta or any Subsidiary Guarantor shall deny or disaffirm its obligations under its Subsidiary Guarantee, Collateral Agreement or Related Agreement; or

                    (xi) Delta or any Restricted Subsidiary fails to observe or perform any material covenant, representation, warranty or agreement in any Collateral Agreement for 15 days after notice to Delta by the Trustee, the Collateral Agent, the Warrant Agent, the Owner Trustee, the Administrator, the Back-Up Servicer, or Holders or Beneficial Holders of at least 25% in aggregate principal amount of the Secured Notes then outstanding.

          Any notice to Delta hereunder may be given to any or all of the Collateral Agent, the Escrow Agent, the Warrant Agent, the Owner Trustee, the Administrator and the Back-Up Servicer, provided that such notice has been previously or simultaneously given to Delta.

          If any Event of Default (other than an Event of Default specified in clause (viii) or (ix) above) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Secured Notes may declare all the Secured Notes to be due and payable immediately. Upon any such declaration, the Secured Notes shall become due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (viii) or (ix) above occurs, all outstanding Secured Notes shall be due and payable immediately without further action or notice. The Holders of a majority in aggregate principal amount of the then outstanding Secured Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

          If an Event of Default occurs on or after August 1, 2001, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Delta with the intention of avoiding payment of the premium that Delta would have had to pay if Delta then had elected to redeem the Secured Notes pursuant to Section
3.07 (Optional Redemption) of the Indenture, then, upon acceleration of the Secured Notes, an equivalent premium shall also become and be immediately due and payable, to the extent permitted by law, anything in the Indenture or in the Secured Notes to the contrary notwithstanding. If an Event of Default occurs prior to August 1, 2001, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Delta with the intention of avoiding the prohibition on redemption of the Secured Notes prior to such date, then, upon acceleration of the Secured Notes, an additional premium shall also become and be immediately due and payable in an amount equal to 5.750% of the principal amount to the date of payment that would otherwise be due but for the provisions of this sentence.

          B.   AUTHENTICATION AND DELIVERY OF NOTES; APPLICATION OF PROCEEDS

          A Secured Note shall not be valid until two Officers, or an Officer and a Secretary or an Assistant Secretary, shall sign, or one Officer shall sign and one Officer or a Secretary or an Assistant Secretary of Delta (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Secured Notes for Delta by manual or facsimile signature. Each Subsidiary Guarantor shall execute a Subsidiary Guarantee in the manner set forth in Section 11.02 (Execution And Delivery of Subsidiary Guarantee) of the Indenture.

          If an Officer whose signature is on a Secured Note was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Secured Note, the Secured Note shall be valid nevertheless.

          A Secured Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Secured Note. The signature shall be conclusive evidence that the Secured Note has been authenticated under the Indenture.

          The Trustee shall authenticate Secured Notes for original issue in the aggregate principal amount of up to $150,000,000 upon a written order of Delta in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of Secured Notes to be authenticated and the date on which the Secured Notes are to be authenticated. The aggregate principal amount of Secured Notes outstanding at any time may not exceed $150,000,000, except as provided in
Section 2.07 (Replacement Secured Notes) of the Indenture. Upon the written order of Delta in the form of an Officers' Certificate, the Trustee shall authenticate Secured Notes in substitution of Secured Notes originally issued to reflect any name change of Delta.

          The Trustee may appoint an authenticating agent reasonably acceptable to Delta to authenticate Secured Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Secured Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Delta and Affiliates of Delta.

          The Secured Notes shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

          There will be no proceeds from the issuance of the Secured Notes.

          C.   RELEASE OF COLLATERAL

          Subject to the two succeeding paragraphs below, with the consent of the holders of a majority in aggregate principal amount of outstanding Secured Notes, Collateral may be released from the Lien and security interest created by the Collateral Agreements. Such consent shall not be required with respect to the release of the Remaining Earnings in accordance with the terms of the Escrow Agreement.

          At any time when a Default or Event of Default shall have occurred and be continuing and the maturity of the Secured Notes shall have been accelerated (whether by declaration or otherwise) and the Trustee shall have delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Collateral Agreement shall be effective as against the Holders of Secured Notes.

          The release of the Remaining Earnings under the Escrow Agreement shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Remaining Earnings are released pursuant to the terms of the Escrow Agreement. The release of any Collateral from the terms of this Indenture and the Collateral Agreements shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the terms of such Collateral Agreements. To the extent applicable, Delta shall cause Section 314(d) of the Act relating to the release of property or securities from the Liens and security interest of the Collateral Agreements and relating to the substitution therefor of any property or securities to be subjected to the Liens and security interest of the Collateral Agreements to be complied with. Any certificate or opinion required by Section 314(d) of the Act may be made by an Officer of Delta except in cases where Section 314(d) of the Act requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee and the Collateral Agent in the exercise of reasonable care.

          D.  SATISFACTION AND DISCHARGE OF THE INDENTURE.

          (i) When (1) Delta delivers to the Trustee all outstanding Secured Notes (other than Secured Notes replaced pursuant to Section 2.08 of the Indenture) for cancellation or (2) all outstanding Secured Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to Article 3 of the Indenture and Delta irrevocably deposits with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Secured Notes, including interest thereon to maturity or such redemption date (other than Secured Notes replaced pursuant to Section 2.08 of the Indenture), and if in either case Delta pays all other sums payable under the Indenture by Delta, then the Indenture shall, subject to Section 8.04 (Conditions to Legal or Covenant Defeasance) of the Indenture cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of Delta accompanied by an Officers Certificate and an opinion of Counsel and at the cost and expense of Delta.

          (ii) Option to Effect Legal Defeasance or Covenant Defeasance.

          Delta may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers' Certificate, at any time, elect to have either clause (iii) or (iv) below be applied to all outstanding Secured Notes upon compliance with the conditions set forth below.

          (iii) Legal Defeasance and Discharge.

          Upon Delta's exercise under clause (ii) above of the option applicable to this clause (iii), Delta shall, subject to the satisfaction of the conditions set forth in clause (v) below, be deemed to have been discharged from its obligations with respect to all outstanding Secured Notes on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, Legal Defeasance means that Delta shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Secured Notes, which shall thereafter be deemed to be "outstanding" only for the purposes of clause (vi) below and the other Sections of the Indenture referred to in (1) through (4) of this clause (iii) below, and to have satisfied all its other obligations under such Secured Notes and the Indenture (and the Trustee, on demand of and at the expense of Delta, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such outstanding Secured Notes to receive, solely from the trust fund described in clause (vi) below, payments in respect of the principal of, premium, if any, and interest on such Secured Notes when such payments are due, (2) Delta's obligations with respect to the Secured Notes under Article Two and Section 4.02 of the Indenture, (3) the rights, powers, trust, duties and immunities of the Trustee, and Delta's obligations in connection therewith and (4) clauses (ii) through (viii) of this section. Subject to compliance with clauses (ii) through
(viii) of this section, Delta may exercise its option under this paragraph notwithstanding the prior exercise of its option hereof.

          (iv) Covenant Defeasance.

          Upon Delta's exercise under clause (ii) above of the option applicable to this paragraph, Delta shall, subject to the satisfaction of the conditions set forth in clause (v) below, be released from its obligations under the covenants contained in Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14,
4.15, 4.17, 4.18, 4.19, 4.20, 4.21, 4.22, 4.23, 4.24, 4.25, 4.26, 4.27 and
Article Five of the Indenture with respect to the outstanding Secured Notes on and after the date the conditions set forth below are satisfied (hereinafter, "Covenant Defeasance"), and the Secured Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Secured Notes shall not be deemed outstanding for accounting purposes). For this purpose, such Covenant Defeasance means that, with respect to the outstanding Secured Notes, Delta may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 of the Indenture, but, except as specified above, the remainder of this Indenture and such Secured Notes shall be unaffected thereby. In addition, upon Delta's exercise under clause (ii) above of the option applicable to this clause (iv), subject to the satisfaction of the conditions set forth in clause (v) below, Sections 6.01(f) and 6.01(g) of the Indenture shall not constitute Events of Default.

          (v) Conditions to Legal or Covenant Defeasance.

          The following shall be the conditions to the application of either clause (iii) or (iv) above to the outstanding Secured Notes:

          In order to exercise either Legal Defeasance or Covenant Defeasance:

                    (1) Delta must irrevocably deposit with the Trustee or Paying Agent, in trust, for the benefit of the Holders, U.S. Legal Tender, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Secured Notes on the stated date for payment thereof or on the applicable Redemption Date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the Secured Notes;

                    (2) in the case of an election under clause (iii) above, Delta shall have delivered to the Trustee an Opinion of Counsel who shall be a nationally-recognized tax counsel reasonably acceptable to the Trustee confirming that (A) Delta has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Secured Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                    (3) in the case of an election under clause (iv) above, Delta shall have delivered to the Trustee an Opinion of Counsel who shall be a nationally-recognized tax counsel reasonably acceptable to the Trustee confirming that the Holders of the Secured Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                    (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Secured Notes pursuant to this Article Eight concurrently with such incurrence) or insofar as Sections 6.01(h) of the Indenture hereof are concerned, at any time in the period ending on the 91st day after the date of such deposit;

                    (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, this Indenture or a default under any other material agreement or instrument to which Delta or any of its Subsidiaries is a party or by which Delta or any of its Subsidiaries is bound;

                    (6) Delta shall have delivered to the Trustee an Opinion of Counsel who shall be a nationally-recognized bankruptcy counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to avoidance under Section 547 of the Bankruptcy Code, shall not be property of the estate under Section 541 of the Bankruptcy Code and shall not be subject to avoidance under any Bankruptcy Law or any proceeding applicable to Delta or to any Subsidiary Guarantor;

                    (7) Delta shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by Delta with the intent of preferring the Holders over any other creditors of Delta or with the intent of defeating, hindering, delaying or defrauding any other creditors of Delta; and

                    (8) Delta shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

          (vi) Deposited U.S. Legal Tender and U.S. Government Obligations to be Held in Trust; Other Miscellaneous Provisions.

                    (1) Subject to clause (vii) below, all U.S. Legal Tender and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this clause (vi), the "Trustee") pursuant to clause (v) above in respect of the outstanding Secured Notes shall be segregated, held in trust and applied by the Trustee, in accordance with the provisions of such Secured Notes and this Indenture, to the payment, either directly or through any Paying Agent, as the Trustee may determine, to the Holders of such Secured Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest.

                    (2) Delta shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Legal Tender or U.S. Government Obligations deposited pursuant to clause (v) above or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Secured Notes.

                    (3) Anything in clauses (ii) through (vii) of this section to the contrary notwithstanding, the Trustee shall deliver or pay to Delta from time to time upon Delta's request any U.S. Legal Tender or U.S. Government Obligations held by it as provided in clause (v) above which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under clause (v)(1) above), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance in accordance with clause (v) above.

          (vii) Repayment to Delta

          Any U.S. Legal Tender or U.S. Government Obligations deposited with the Trustee or any Paying Agent, in trust for the payment of the principal of, premium, if any, or interest on any Secured Note and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable shall be paid to Delta on its request or shall be discharged from such trust; and the Holder of such Secured Note shall thereafter, as an unsecured general creditor, look only to Delta for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of Delta as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of Delta cause to be published once, in The New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to Delta.

          (viii) Reinstatement.

          If the Trustee or Paying Agent is unable to apply any U.S. Legal Tender or U.S. Government Obligations in accordance with clause (v)(1) or
(vi)(1) above, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then Delta's obligations under the Indenture and the Secured Notes shall be revived and reinstated as though no deposit had occurred pursuant to clause (v)(1) or (vi)(1) above until such time as the Trustee or Paying Agent is permitted to apply all such U.S. Legal Tender and U.S. Government Obligations in accordance with clause (v)(1) or (vi)(1) above hereof, as the case may be; provided, however, that, if Delta makes any payment of principal of, premium, if any, or interest on any Secured Note following the reinstatement of its obligations, Delta shall be subrogated to the rights of the Holders of such Secured Notes to receive such payment from the U.S. Legal Tender and U.S. Government Obligations held by the Trustee or Paying Agent.

          E.  EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

          (i) Delta shall deliver to the Trustee, within 90 days after the end of each fiscal year of Delta (which ends on December 31 of each year), commencing December 31, 2000, an Officers' Certificate stating that a review of the activities of Delta and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Delta and its Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge Delta and each of its Subsidiaries has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge and what action Delta is taking or proposes to take with respect thereto) and that, to the best of his knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Secured Notes are prohibited or if such event has occurred, a description of the event and what action Delta is taking or proposes to take with respect thereto.

          The information set forth in the section of the Offering Circular captioned "Description of Secured Notes" is incorporated herein by reference in response to this item. A copy of the Offering Circular is attached hereto as Exhibit T3E(1).

9.        OTHER OBLIGORS

          Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

          The full performance of the Secured Notes and the indenture to be qualified hereunder by the Applicant will be jointly and severally guaranteed by the entities set forth below (collectively, the "Subsidiary Guarantors"), each of which is a wholly owned direct or indirect operating subsidiary of the Applicant. The complete mailing address of the Subsidiary Guarantors is c/o Delta Financial Corporation, 1000 Woodbury Road, Woodbury, New York 11797.

                Delta Funding Corporation
                DF Special Holdings Corporation
                Fidelity Mortgage Inc.
                DFC Financial Corporation
                DFC Financial of Canada Limited
                DFC Funding of Canada Limited
                Continental Property Management Corp.
                Delta Funding Residual Holding Trust 2000-1
                Delta Funding Residual Holding Trust 2000-2

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

          (a) Pages numbered 1 to 18 consecutively.

          (b) The statement of eligibility and qualification on Form T-1 of U.S. Bank Trust National Association, as trustee under the indenture to be qualified.

          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

         Exhibit T3A - Certificate of Incorporation of Delta. (1)
         Exhibit T3B - Bylaws of Delta. (2)
         Exhibit T3C - A copy of the indenture to be qualified.
         Exhibit T3D - Not applicable.
         Exhibit T3E(1) - Offering Circular. (3)
         Exhibit T3E(2) - Letter of Transmittal accompanying the Offering
                          Circular. (3)
         Exhibit T3E(3) - Letter to Clients. (3)
         Exhibit T3E(4) - Letter to Broker-Dealers. (3)
         Exhibit T3E(5) - Notice of Guaranteed Delivery. (3)
         Exhibit T3E(6) - Guidelines for Certification of Taxpayer
                          Identification Number on substitute Form W-9. (3) Exhibit T3F - Cross-reference sheet (included as part of Exhibit T3C).
         Exhibit 99 - Statement of Eligibility on Form T-1

-------------------------------------
(1) Incorporated by reference to Delta's Registration Statement on Form S-1 (No. 333-11289) filed with the Commission on October 9, 1996.
(2) Incorporated by reference from Delta's Annual Report on Form 10-K for the year ended December 31, 1998 (No. 1-12109) filed with the Commission on March 31, 1999.
(3)      To be filed by amendment.

                                    SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Delta Financial Corporation, a corporation organized and existing under the laws of State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Woodbury, and State of New York on the 19th day of October, 2000.

(SEAL)
                                DELTA FINANCIAL CORPORATION


                                By: /s/ Hugh Miller
                                    ----------------------------------
                                    Hugh Miller
                                    President and
                                    Chief Executive Officer


                                By: /s/ Richard Blass
                                    ----------------------------------
                                    Richard Blass
                                    Executive Vice President and
                                    Chief Financial Officer